NEXTGLASS TECHNOLOGIES CORPORATION

9454 Wilshire Boulevard, Suite 610

Beverly Hills, California 90210

December 6, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:	NextGlass Technologies Corporation Application for Withdrawal of Registration Statement on Form S-1 File No. 333-208395

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NextGlass Technologies Corporation, a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-208395, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on December 9, 2015.

At this time, the Company has determined not to proceed with the registration of the public resales of the Company’s common stock contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were resold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Accordingly, we respectfully request the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please fax a copy of the Order to the Company’s legal counsel, Larry Cerutti of Troutman Sanders LLP at (949) 622-2739.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) of the Securities Act.

Securities and Exchange Commission
December 6, 2017

If you have any questions regarding this request for withdrawal, please contact the undersigned at (888) 588-7974 or Larry A. Cerutti of Troutman Sanders LLP at (949) 622-2710. Thank you for your attention to this matter.

Sincerely,
NEXTGLASS TECHNOLOGIES CORPORATION,
a Delaware corporation
/s/ JOHN PARK
John Park, Chief Executive Officer